Heineken Holding N.V.

SUPPL

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

date 11 January 2010



Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find the following publication of Heineken Holding N.V.

- Press release dated 11 January 2010

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

Encl.

Heineken Holding N.V.

Press release

Heineken Holding Welcomes Transformational Deal with FEMSA

Amsterdam, 11 January 2010 – Heineken Holding N.V. today welcomes the announcement by Heineken N.V. of a transformational deal. Heineken N.V will acquire the beer operations of Fomento Económico Mexicano, S.A.B. de C.V ("FEMSA") through a share transaction, involving the issue of both Heineken N.V. and Heineken Holding shares (the "Transaction").

This is the first time Heineken Holding will issue shares in connection with an acquisition and the first time for Heineken N.V. since1968, underscoring the uniqueness and importance of this opportunity.

The acquisition transforms Heineken's presence in the Americas. In particular it:

- provides a unique opportunity to drive growth in three of the world's four biggest beer profit pools:
  - accessing both value and volume growth in Mexico, the world's fourth largest beer profit pool
  - strengthening Heineken's leading position in the highly profitable import and growing Hispanic segments in the USA; and
  - provides a value creation opportunity in Brazil, the world's second largest beer profit pool;
- offers significant scope to accelerate the growth of the Heineken brand in the premium segment in both Mexico and Brazil using FEMSA Cerveza's established route to market;
- strengthens Heineken's leading international portfolio with the addition of the Dos Equis, Tecate and Sol brands;
- gives Heineken access to strong revenues and cashflows, consolidating its position as the world's second largest brewer by revenue (€16.7 billion); and
- further builds Heineken's exposure to growth from developing markets.

Commenting on the Transaction, Maarten Das, Chairman of Board of Directors of Heineken Holding, said:

"Heineken Holding and L'Arche Green welcome this transformational deal which opens new opportunities for Heineken N.V. in Latin America. It is one of the most significant deals in the history of the business. Both sets of controlling family shareholders have a long association and we are delighted to be able to welcome Femsa onto the Board as a large and significant shareholder. Their expertise and experience in Latin America will be fundamental to our future success in the region."

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam, The Netherlands
Registered Office at Amsterdam, Trade Register Amsterdam No.: 33078624

Key Highlights of Transformational Deal with FEMSA

Heineken Holding N.V., Heineken N.V and FEMSA entered into a Share Exchange Agreement on 11 January 2010 and will enter into a Corporate Governance Agreement, the key provisions of which are summarised below. For full details of the transaction please refer to the release of today by Heineken N.V.

Structure

- Heineken will issue to FEMSA approximately 86 million new shares in Heineken N.V. on closing of the Transaction with the commitment to deliver an additional 29 million existing Heineken N.V. shares over a period of not more than five years;
- Together these 115 million shares would represent a 20.0% holding in Heineken N.V.
- However, simultaneous to the issue of the 86 million new shares in Heineken N.V. FEMSA has agreed with Heineken Holding to exchange approximately 43 million of these new Heineken N.V. shares for an equal number of new Heineken Holding shares, thus maintaining Heineken Holding's 50.005% stake in Heineken N.V.;
- Upon completion of all steps of the Transaction, FEMSA's shareholding in Heineken N.V. is expected to be 12.5% and its holding in Heineken Holding 14.9%, together representing a 20.0% economic interest in the Heineken Group.

Governance

- FEMSA will be entitled to appoint two representatives to the Heineken N.V. Supervisory Board, one of whom will be appointed as a Vice Chairman and will also serve as the FEMSA representative on the Board of Directors of Heineken Holding. José Antonio Fernández Carbajal, the current Chairman of the Board and CEO of FEMSA, will be the initial FEMSA appointee as Vice Chairman. These appointments are linked to the maintenance of certain minimum shareholdings.
- FEMSA will commit not to increase its holding in Heineken Holding above 20% and not to increase its holding in the Heineken Group above a maximum 20% economic interest. In addition FEMSA will agree not to sell any shares in Heineken N.V. or Heineken Holding for a five year period, subject to certain exceptions.

Value

- Based upon the Heineken N.V share price of €32.925, as at 8 January 2010, the implied equity value of FEMSA Cerveza is €3.8 billion (USD5.5 billion). Including net debt of USD2.1 billion (€1.5 billion), the total implied enterprise value for FEMSA Cerveza is approximately €5.3 billion (USD7.6 billion).

Other

- The Transaction is conditional upon the approval of regulatory authorities, as well as the approval of Heineken Holding, Heineken N.V. and FEMSA shareholders.
- Heineken Holding, the controlling shareholder of Heineken has committed to vote in favour of the proposed transaction as has L'Arche Green N.V., the controlling shareholder of Heineken Holding at the respective shareholder meetings. In addition, the Voting Trust which controls 39% of FEMSA has entered into an undertaking to vote in favour of the proposed transaction at the FEMSA shareholder meeting.

Citi is acting as sole financial adviser for Heineken Holding in connection with the proposed transaction and Loyens and Loeff as lead legal adviser.

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam, The Netherlands
Registered Office at Amsterdam, Trade Register Amsterdam No.: 33078624

Editorial information:
Heineken N.V. is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name – Heineken – is available in almost every country on the globe and is the world's most valuable international premium beer brand. Heineken's aim is to be a leading brewer in each of the markets in which it operates and to have the world's most prominent brand portfolio. In 2008, Heineken operated 125 breweries in more than 70 countries and sold 162 million hectolitres of beer. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Foster's, Maes, Murphy's, Newcastle Brown Ale, Ochota, Primus, Sagres, Star, Strongbow, Tiger and Zywiec. In 2008, revenue totaled EUR 14.3 billion and Net Profit before exceptional items and amortisation was EUR 1.0 billion. In 2008, the average number of people employed was 56,208. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page:
http://www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com